

✗ ₭ₙᵥ 3/10/14

14046617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 001927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephens Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Center Street
_____
(No. and Street)

Little Rock   Arkansas   72201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Zoe Ann Hines   501-377-2166
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name – if individual, state last, first, middle name)

111 Center Street Suite 1120   Little Rock   Arkansas   72201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY	13

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

Deloitte

Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0031542)

Statement of Financial Condition as of December 31, 2013, Supplemental Schedules, Supplemental Report on Internal Control, and Independent Auditors' Report

Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0031542)

Statement of Financial Condition as of December 31, 2013, Supplemental Schedules, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Suite 1120
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stephens Inc.:

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") (a wholly owned subsidiary of SI Holdings Inc.) as of December 31, 2013, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Member of
Deloitte Touche Tohmatsu Limited

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplemental schedules on pages 14–15 are presented for the purpose of additional analysis and are not a required part of the financial statement, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statement. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statement and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statement as a whole.

Deloitte & Touche LLP

February 21, 2014

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 20,421
GOVERNMENT SECURITIES — Segregated under federal and other regulations	2,611
RECEIVABLES FROM:	
Brokers and dealers	5,310
Customers	113,169
Officers, directors, and affiliates	9,475
Others	8,119
MARKETABLE SECURITIES — At fair value	211,653
NOT READILY MARKETABLE SECURITIES — At fair value	8,323
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	3,711
FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $31,624	6,196
OTHER	9,963
TOTAL	$ 398,951

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to:	
Brokers and dealers	$ 15,406
Customers including free credit balances of $92,440	102,593
Officers, directors, and affiliates	11,803
Securities sold but not yet purchased — at fair value	3,311
Accrued compensation	66,861
Other	14,738
Total liabilities	214,712
STOCKHOLDER'S EQUITY:	
Common stock, no par value — 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	72,239
Total stockholder's equity	184,239
TOTAL	$ 398,951

See notes to the financial statement.

1. **ORGANIZATION**

   Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Cash and Cash Equivalents — For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks.

   Receivables from and Payables to Customers — Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the financial statement. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

   Receivables from and Payables to Officers, Directors, and Affiliates — Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties.

   Receivables from Others — Receivables from others result primarily from the Company's brokerage activities.

   Securities Transactions — Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis. Unrealized gains and losses are reflected in principal transactions revenue.

   Securities borrowed are included in receivables from brokers and dealers in the statement of financial condition. The Company's policy is to treat securities borrowed as collateralized financing transactions and record the transactions at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

   Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Concentrations of Credit Risk — In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. In the case of repurchase and resale agreements, counterparty risk is monitored by reviewing a daily report on unsettled mortgage positions by counterparty compared to the credit limits established. Credit limits are established after review of customer financial data. In the case of underwriting, counterparty risk is reviewed by an underwriting committee prior to commitment.

Furniture, Fixtures, Equipment, and Leasehold Improvements — Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company annually evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Income Taxes — The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

Use of Estimates — The preparation of the financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates and assumptions and these differences may be material.

Recent Accounting Pronouncements — Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2011-11, *Disclosures about Offsetting Assets and Liabilities*, requires that companies enhance current disclosures about offsetting assets and liabilities in order to reduce differences between US GAAP and IFRS. Our adoption of this standard effective January 1, 2013, did not have a material impact on the Company's financial statement.

ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. Our adoption of this standard effective January 1, 2013, did not have a material impact on the Company's financial statement.

ASU 2013-03, *Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities* clarifies guidance in ASU 2011-04. The ASU clarifies that the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (as Level 1, Level 2, or Level 3) does not apply to private companies and nonpublic not-for-profits for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. Our adoption of this standard was effective immediately and did not have a material impact on the Company's financial statement.

ASU 2013-12, *Definition of a Public Business Entity*, amends the FASB Master Glossary to include one definition of a public business entity for use in U.S. generally accepted accounting principles and identifies the types of organizations that would be excluded from the scope of the *Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies* once it is finalized. This Update will not affect existing requirements. The definition of a public business entity will be used by the FASB, the Private Company Council, and the Emerging Issues Task Force in specifying the scope of future financial accounting and reporting guidance. There is no effective date for this ASU, however the FASB will begin using the term Public Business Entity

beginning with ASU 2014-01. Under the guidance issued in ASU 2013-12, as a broker dealer, the Company is considered a Public Business Entity for purposes of this standard.

3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and U.S. Treasury obligations are estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds and U.S. Treasury obligations are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in proprietary inventory are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy. The value of other not readily marketable securities is estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy. An investment in a partnership is valued based on calculations of the net reserves and future net revenue of the partnership's interests in owned oil and gas reserves and is categorized in Level 3 of the fair value hierarchy.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets:				
Government securities segregated under federal and other regulations	$ -	$ 2,611	$ -	$ 2,611
State and municipal obligations	-	2,475	-	2,475
Mortgage-backed securities	-	134,704	-	134,704
Corporate stocks	11,180	-	-	11,180
Money markets, mutual funds and other	45,238	-	-	45,238
Corporate bonds, debentures and notes	-	2,058	-	2,058
U.S. Treasury obligations	-	15,998	-	15,998
Not readily marketable securities	6,486	548	1,289	8,323
Total assets at fair value	$ 62,904	$ 158,394	$ 1,289	$ 222,587
Liabilities:				
Corporate stocks	$ 50	$ -	$ -	$ 50
U.S. Treasury obligations	-	3,261	-	3,261
Total liabilities at fair value	$ 50	$ 3,261	$ -	$ 3,311

The Company has a Level 3 private equity investment in a company in the Energy sector. This investment is valued using the discounted cash flow method. The valuation is adjusted quarterly using financial statements and projected production and valuation analyses performed by an independent engineering firm. The fair value of this investment at December 31, 2013 was $1,289. The significant unobservable input or assumption used in the valuation of this investment in addition to the estimates of production volume developed by independent third party engineers is the discount rate. The present value discount rate used to value the investment was 10%. An acceptable range would be from 9%–10.5%.

During the year ended December 31, 2013, there were no transfers to or from level 1 and 2, as well as no transfers to or from the level 3 categories except for the transfer of one U.S. Treasury Obligation in the amount of $2,611 which was transferred from Level 1 to Level 2 due to a decline in trading activity.

Netting of Financial Assets and Financial Liabilities

The Company adopted the guidance in ASU 2011-11 and ASU 2013-01 for the year ended December 31, 2013. This authoritative guidance requires companies to report disclosures of offsetting assets and liabilities.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2013, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

	December 31, 2013					
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of financial assets						
Securities borrowed	$3,813	$ -	$3,813	$(3,749)	$ -	$64
Securities purchased under agreements to resell	3,711	-	3,711	(3,703)	-	8
Total	$7,524	$ -	$7,524	$(7,452)	$ -	$72

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of financial liabilities:						
Securities loaned	$ -	$ -	$ -	$ -	$ -	$ -
Securities sold under agreements to repurchase	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -

4. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2013, the Company had segregated $2,611 of marketable securities in an account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES AND PAYABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers at December 31, 2013, consist of the following:

Securities borrowed	$ 3,813
Securities failed to deliver	1,100
Other	397
	$ 5,310

Payables to brokers and dealers at December 31, 2013, consist of the following:

Securities failed to receive	$ 1,213
Unsettled regular-way trades	13,007
Dealer free credits	135
Clearing allocation	1,051
	$ 15,406

6. FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment, and leasehold improvements at December 31, 2013 consisted of the following:

Leasehold improvements	$ 20,681
Computer hardware	6,075
Furniture and fixtures	7,619
Data and telephone equipment	3,277
Other	168
	37,820
Accumulated depreciation	(31,624)
Total	$ 6,196

7. BORROWINGS

The Company had no short-term bank borrowings outstanding at December 31, 2013. During the year, average daily short-term borrowings were $887, with a maximum indebtedness of approximately $43,200. The weighted-average interest rate on these borrowings approximated 1.38% for the year ended December 31, 2013. The interest rate was 1.38% at December 31, 2013.

As of and for the year ended December 31, 2013, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed

15 times net capital. At December 31, 2013, the Company had an aggregate indebtedness to net capital ratio of 1.51 with $139,201 of net capital, which was $125,163 in excess of its required minimum net capital of $14,038. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

9. **EMPLOYEE BENEFIT PLANS**

The Company has a 401(k) profit sharing plan which allows employees to begin making contributions on the first payroll date of the second calendar month following their date of hire. Participants are eligible for Company matching contributions at the beginning of the calendar quarter following six months of employment with a minimum of 500 hours worked. The plan was amended in 2009 to provide that Company contributions for each plan year are made at the discretion of the Company's Board of Directors. Participants are fully vested in the Company's contributions after five years of service, and have graduated vesting up to the five years. Forfeitures of the Company's contributions are used to pay for plan expenses or to increase the Company's contributions.

10. **RELATED-PARTY TRANSACTIONS**

The Company rents certain real property from an affiliate and other related parties under noncancelable operating leases. At December 31, 2013, the future minimum rental commitments under these leases are as follows:

Years Ending December 31	Amount
2014	$ 3,829
2015	3,829
2016	3,582
2017	3,425
2018	3,425
Thereafter	49,455
	$ 67,545 (a)

(a) Minimum rental commitments have been reduced by minimum sublease rentals of $16,793 due in the future under noncancelable subleases.

Future minimum rental commitments increased in the current year due to the renewal of a 20 year lease of office space with an affiliated entity for a total commitment of $65,836.

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. Subsequently, the affiliate reimburses the Company for expenses paid on its behalf. The payable balance to affiliated entities as of December 31, 2013 was $557, which is included in payables to officers, directors and affiliates.

The Company holds a position in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $8,274 which is included in marketable securities.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2013, the future minimum payments required under these agreements are as follows:

Years Ending December 31	Amount
2014	$ 6,394
2015	6,192
2016	6,185
2017	5,903
2018	4,855
Thereafter	9,805
	$ 39,334

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Certain of these lawsuits arose from the Company's participation as a member of the selling group or the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of these securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

As a registered futures commission merchant, the Company introduces customer transactions to another broker on a fully disclosed basis that involve the purchase and sale of commodity futures contracts (including options on futures), but it does not carry any accounts related to commodities transactions for customers.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The Company is also exposed to market risk, which is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. During the year ended December 31, 2013 the Company executed no futures contracts.

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At December 31, 2013, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $179,225 and the fair value of the firm's collateral that had been sold or repledged was $15,514.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date this financial statement was issued, and identified no subsequent events that should be disclosed in the notes to the financial statement.

* * * * * *

SUPPLEMENTAL SCHEDULES

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 184,239
Deduct:	
Nonallowable assets:	
Not readily marketable investments — at fair value	8,323
Furniture, fixtures, equipment, and leasehold improvements — net	6,196
Receivables	11,705
Unsecured receivables from brokers and dealers and customers	111
Other	4,145
Other deductions	131
Net capital before haircuts on securities	153,628
Haircuts on securities:	
Trading positions	10,746
Contractual securities commitments	3,681
NET CAPITAL	$ 139,201
AGGREGATE INDEBTEDNESS:	
Payables to brokers and dealers for customers' securities failed to receive	$ 14,441
Brokers' free credit balances	135
Payables to customers	102,593
Payables to officers, directors, and affiliates	11,803
Accrued compensation and other accrued liabilities	81,599
Total aggregate indebtedness	210,571
NET CAPITAL	139,201
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS)	14,038
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 125,163
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.51 to 1

There are no material differences between this computation and the computation included in the FOCUS Form X-17A-5 Part II as of December 31, 2013, filed by the Company on January 24, 2014.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMISSION REGULATION 30.7 AS OF DECEMBER 31, 2013

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
Suite 1120
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
www.deloitte.com

February 21, 2014

Stephens Inc.
111 Center Street
Little Rock, Arkansas 72201

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 21, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP